Exhibit 12

Franklin Street Properties Corp.

Calculation of Ratios of Earnings to Fixed Charges

Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	For the Year Ended
(Dollars in thousands)	2015	2014	2013	2012	2011
Earnings
Add:
Income from continuing operations	$35,014	$13,148	$17,294	$22,950	$19,357
Provision for income taxes	433	498	480	335	267
(Earnings) Loss of equity investees	1,451	1,760	1,358	(2,033)	(3,685)
Distributed income of equity investees	107	107	108	2,810	5,056
Fixed charges (see below)	25,432	27,433	21,054	16,068	12,666
Subtract:
Interest capitalized	—	—	—	—	—
Preferred distributions of consolidated subsidiaries	—	—	—	—	—

Total Earnings	$62,437	$42,946	$40,294	$40,130	$33,661
Fixed Charges:

Interest expensed	25,432	27,433	21,054	16,068	12,666
Interest capitalized	—	—	—	—	—

Interest portion of rent expense which is deemed to be representative of the interest factor	—	—	—	—	—

Total Fixed Charges	$25,432	$27,433	$21,054	$16,068	$12,666
Preferred dividends	—	—	—	—	—
Total combined fixed charges and preferred dividends	$25,432	$27,433	$21,054	$16,068	$12,666

Ratio of earnings to fixed charges	2.46	1.57	1.91	2.50	2.66
Ratio of earnings to combined fixed charges and preferred dividends	2.46	1.57	1.91	2.50	2.66